FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2004

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F            ☒            Form 40-F            ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes          ☐        No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated March 11, 2004

GUCCI ANNOUNCES NEW DESIGN LEADERSHIP

Florence, Italy, March 11, 2004: Gucci, the leading brand of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC), today announces the appointment of Alessandra Facchinetti as Creative Director of Gucci women’s wear. Facchinetti joined Gucci in October 2000 as women’s ready-to-wear Design Director.

Gucci also announces the appointment of John Ray as Creative Director of Gucci men’s wear. Ray joined Gucci’s design team 8 years ago as men’s ready-to-wear designer and was later appointed Design Director.

Both ready-to-wear Creative Directors will be responsible for the development of their respective collection, including the seasonal runway shows. They will also work with the existing Gucci internal image department in developing the seasonal advertising campaign.

Additionally, Gucci appointed Frida Giannini as Creative Director of accessories, with responsibility for leather goods, shoes, jewellery, gifts, timepieces and eyewear. In this new role Giannini, who joined Gucci in 2002 as Design Director of leather goods, will support both ready-to-wear Creative Directors in the development of the accessories for the fashion show collections. She will also develop new accessory initiatives for the house.

Alessandra Facchinetti, John Ray and Frida Giannini succeed Tom Ford and will report to Giacomo Santucci, Gucci’s President and Chief Executive Officer.

Giacomo Santucci said: “Gucci is a leading brand that has attracted and developed the best talents in the industry. Today it’s a 1.5 billion euro company, a leading competitor in ready-to-wear as well as in accessories, which need dedicated focus and creative attention to continue to grow. Alessandra, John and Frida are incredibly talented and each one has made significant contributions to Gucci’s current success. I look forward to working closely with them all on driving Gucci forward and strengthening the brand’s leadership.”

Alessandra Facchinetti said: “Gucci is the epitome of luxurious modern glamour. There are few fashion houses with a vision as powerful, so it’s a huge challenge, and an honor, to take responsibility for it. I’ve always understood the Gucci woman intuitively - as a designer, I speak her language. I am feeling confident and very excited about where I will take her next.”

John Ray said: ”Working on Gucci men’s wear for the past eight years has been an amazing experience. I feel so proud of what we have achieved under Tom’s guidance. To be able to direct the men’s collection myself now is a tremendous opportunity, and for me it feels like a natural extension of my previous job. I am extremely happy to have this chance to keep evolving Gucci men’s wear.”

Frida Giannini said: “I am thrilled about my new role. Accessories are such an important part of Gucci - they are where the company began, and have created so much of its mystique. Today, they’re the biggest part of our business and a vital part of the brand’s image. I couldn’t dream of a better job, particularly since I am working closely with such talented designers as Alessandra and John.”

Conference Call

Giacomo Santucci, along with Mark Lee, Chief Executive Officer of Yves Saint Laurent and Serge Weinberg, Chairman of the Pinault-Printemps-Redoute Management Board, will answer questions from media and financial analysts in a conference call today at 3:30 pm (Continental Europe), 2:30 pm (UK), 9:30 am (EST).

To access the call please dial: +44 (0) 1452 541 076  in the UK/Europe, or +1 866 223 9754  in North America.

A replay will be available shortly after the end of the conference call at the following numbers: +44 (0) 1452 550 000 in the UK/Europe, or +1 866 247 4222 in North America. Passcode: 111 4966#

Gucci is one of the world’s leading fashion brands. It designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, small leather goods, luggage, shoes, timepieces, gifts, fragrances, eyewear. The company directly operates 191 stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci is part of Gucci Group N.V., which is listed on the Euronext Amsterdam and on the New York stock exchanges (Euronext Amsterdam: GCCI.AS; NYSE: GUC).

CONTACTS:

For fashion media inquiries:

Giulia Masla - WW PR Director, Gucci: +39 02 8800 5300

For business media inquiries:

Tomaso Galli - Director of Corporate Communications, Gucci Group: +39 02 8800 5555

For analysts inquiries:

Cedric Magnelia / Enza Dominijanni - Directors of Investor Relations, Gucci Group: +39 055 7592 2456

ALESSANDRA FACCHINETTI

Creative Director of Women’s Wear

In her four years as the Design Director of Women’s Ready to Wear at Gucci, Alessandra Facchinetti has earned a reputation not only for the couture-level construction she has brought to the collection, but also for the glamorous spirit that she infuses into her designs.

Born in Bergamo, Italy in 1972, Facchinetti graduated from the Istituto Marangoni in Milan and began her career first as a designer for Prada, then as the Brand Coordinator for Miu Miu.

She arrived at Gucci in October 2000. As Design Director for Women’s Ready to Wear, Facchinetti proved her exceptional ability to focus on the fundamentals of the design—she has a love for fabrics and the intricacies of garment construction—whilst maintaining strong control of the management and organization entailed in producing an entire collection.

Known as a sensitive and intensely private person, Facchinetti also possesses a powerful streak of determination. She is a perfectionist—absolutely passionate about the handcrafted embellishments and accents that are worked into the collections’ luxurious garments—and she is a leader who guides her design team with confidence from the first sketch to the final presentation.

The dramatic silhouettes and provocative glamour that define the Gucci woman are a natural extension of Facchinetti’s urbane and sophisticated personal style. In design and in life, she finds inspiration everywhere, and absorbs ideas and moods from the culture that surrounds her. For Alessandra, creativity is something to be constantly re-fuelled.

JOHN RAY

Creative Director of Men’s Wear

John Ray was born in Scotland where he spent most of his childhood.  In his late teens, Ray studied graphic design and began working in an advertising agency.  In 1986, John Ray decided to redirect his career path and moved to London to begin studying fashion design at Central Saint Martins School of Art. In 1989, Ray enrolled at the Royal College of Art where he earned a Masters in Menswear.

Upon completion of his studies, Ray joined Katherine Hamnett in 1992 as Assistant Menswear Designer and soon thereafter was responsible for the menswear, reporting directly to Katherine Hamnett.  In 1996, Ray joined Tom Ford at Gucci as a menswear consultant and soon joined the team full-time. In 1998 he was promoted to Senior Menswear Designer and in 2001, Ray was named Vice-President of Menswear at Gucci, overseeing all product categories.

FRIDA GIANNINI

Creative Director of Accessories

Frida Giannini is Italian to the core. Born in Rome in 1972 and trained at that city’s Fashion Academy, her deep love for the art and the craft of luxury accessories is innate. As the Design Director of Gucci Leather Goods from September 2002, Giannini made a significant contribution to the success of Gucci’s leathergoods collections.

Giannini joined Gucci with impressive credentials in the luxury accessory industry. She honed her skills at the house of Fendi, where she worked for six years as Designer for leather goods.  Renowned for her insistence upon the finest  precious materials and for her obsession with quality and detail, Giannini designs with confidence and conviction. Her profound appreciation for the heritage of Italian style—she is a fan of the films of Antonioni and Rossellini—drives her into the Gucci archives for inspiration, and the ideas she emerges with are dynamic and provocative. Her powerful creativity is balanced by her considerable business savvy. Giannini possesses a clear vision of the brand and an intuitive understanding of the marketplace.

Frida is a combination of classic feminine chic and youthful, modern cool. She is an avid horsewoman who also owns a prized collection of 7000 original vinyl records and scours vintage markets for clothes and accessories. Quintessentially Italian in her taste and in her passion for fashion and artistry, Giannini divides her time between Rome and Florence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date: 11 March 2004	By:	/s/ Robert S. Singer
		Name:	Robert S. Singer
		Title:	Chief Financial Officer